Public Sneaker Collection LLC
 6 Harrison Street, 5th Floor
New York, NY 10013

October 12, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara Ransom, Office Chief

Re:	Public Sneaker Collection LLC
Amendment No. 1 to Offering Statement on Form 1-A
Response Dated September 14, 2022
File No. 024-11940

Dear Ms. Ransom:
Thank you for the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of September 14, 2022 regarding Amendment No. 1 to the Offering Statement on Form 1-A (the “Offering Statement”) of Public Sneaker Collection LLC (the “Company,” “we,” “us” or “our”). We appreciate the opportunity to respond to these comments.
The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated your comments into this response letter (in italics). Unless otherwise indicated, page references in the text of this response letter correspond to the page numbers in the offering circular included with the Offering Statement (the “offering circular”).

Amendment No. 1 to Offering Statement on Form 1-A filed August 26, 2022

Cover Page
1.
We note your response to comment 2 that "[i]t is the intention of the Company that the distribution from the relevant series of Gallery and Collection to their respective holders also be qualified pursuant to the Company’s Offering Statement." However, your response does not address why the distribution of securities can be conducted pursuant to an exemption under Regulation A, as opposed to a registration statement filed under the Securities Act. In any event, in order for Gallery's and Collection's initial exchange of assets, which is a pre-curser to the distribution, to be effectuated pursuant to Regulation A, you will need to file this offering statement in each of Gallery and Collection's reporting history (utilizing a co-issuer file number).

Upon further discussions with our counsel and examination of the structure of the offering and subsequent liquidation of the relevant series of Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”), we believe that no registration or exemption from registration is required for those series to liquidate in accordance with their respective operating agreements. The distribution of securities by the series upon liquidation falls outside of the definition of “sale” or “offer” under Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), because there is no new investment decision and no value to be received by the series.

Under Section 2(a)(3) of the Securities Act, “sale” is defined to “include every contract of sale or disposition of a security or interest in a security, for value,” and “offer” is defined to “include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”

Here, two separate events are contemplated: (a) the sale of securities to occur between the Company and the relevant series of Gallery and Collection in exchange for the assets of those series; and (b) the distribution of the assets of the relevant series of Gallery and Collection upon liquidation. The former is an offering and sale of securities for which we are filing the offering statement on the Form 1-A, where the sale is governed by the terms of the subscription agreement to the offering. Once that sale is completed, the second event will occur, with each relevant series liquidating in the manner governed by the terms of the existing operating agreements of Gallery and Collection. As liquidations, the relevant series of Gallery and Collection will not be receiving any value, thus falling outside the definitions of both “offer” and “sale” under Section 2(a)(3) of the Securities Act.

Furthermore, the distribution of securities upon liquidation would not be deemed a “sale” or “offer” under Section 2(a)(3) of the Securities Act as “the issue or transfer of [a] security upon the exercise of [a] right of conversion or subscription” because there is no new issuance or transfer, and no exercise by security holders of a previously granted subscription right. Rather, the relevant series of Gallery and Collection will be distributing their assets in connection with liquidation and winding up.

This understanding is further supported by Rule 145 under the Securities Act. Rule 145 was enacted to replace previous Rule 133, which allowed for some mergers and consolidations of businesses where there would be an exchange of securities following a vote of approval by securities holders to not register under the Securities Act under the theory that no sale has occurred. Instead, Rule 145 makes plain that if such securities “holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security,” then the registration requirements of the Securities Act do apply. Here, no new investment decision is required by those security holders as the decision to liquidate rests entirely with the manager of each series. If no new investment decision is being made, then Rule 145 does not apply.

As such, unless we receive a response disagreeing with the above, we intend to file an amendment to the Offering Statement with any references to Gallery and Collection being co-issuers in this offering removed.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the foregoing response.
Sincerely,

Public Sneaker Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
       Keith Marshall
       President, Secretary, Treasurer & Director

cc:	Andrew Stephenson, Esq.